DCA FAX MEMO

To:   Thomas K. Langbein, Chairman of the Board, DCA

From: Bart Pelstring - DCA - 410-820-8320 or 410-820-7119 Fax

      402 Marvel Court, PO Box 2432, Easton, MD 21601

CC:

Date: 12/20/04

Re:   Director Change

Note: IF THIS MEMO IS GOING TO MORE THAN ONE PERSON IN THE SAME OFFICE,
      PLEASE SEE THAT EACH PERSON GETS A COPY.

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Dear Thomas:

As discussed, my upcoming retirement from DCA causes me to submit this resignation as a Director of Dialysis Corporation of America effective January 1, 2005.

I appreciate the confidence given me in this position and will miss my interaction with the other board members of DCA. I will especially miss my unsuccessful challenge of trying to beat you at golf each year.

With kindest regards,

/s/ Bart Pelstring

Bart Pelstring